

April 10, 2013

Via E-mail
Mario J. Gabelli
GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580

     Re: **Superior Industries International, Inc.**
             Preliminary Proxy Statement on Schedule 14A Filed April 1, 2013
             by GAMCO Asset Management Inc., Mario J. Gabelli and Walter M. Schenker
             File No. 1-06615

Dear Mr. Gabelli:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us, with a view toward disclosure, why Gabelli Funds, LLC, Teton Advisors, Inc., GGCP, Inc. and GAMCO Investors, Inc. have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5(b) of Schedule 14A, considering they are the reporting persons identified on Amendment No. 7 to the Schedule 13D filed on April 1, 2013. To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement. Refer to the Schedule 14A cover page in Exchange Act Rule 14a-101.

2.   Refer to the following sentence in the letter to shareholders: "There are currently nine directors serving on the Board evenly divided in three classes with terms expiring every three years." Please refer to the company's revised preliminary proxy statement on Schedule 14A filed on April 3, 2013, including the disclosure on page 5 concerning eight current directors and one existing vacancy, and revise your disclosure for consistency.

Background to the Solicitation, page 4

3.   We note your disclosure on page 4 regarding the chronology of material events leading up to this proxy solicitation.   However, we understand that Mr. Schenker was interviewed by both the board of directors and the nominating and corporate governance committee of the board and that there were subsequent negotiations between Mr. Gabelli and Mr. Borick concerning the nomination of Mr. Schenker. Please revise to include this additional information. See Rule 14a-9(a).

Proposal No. 1, page 7

4.   We note your reference to the disclosure concerning Proposal No. 1 in the company's proxy statement. Please refer to the company's revised preliminary proxy statement on Schedule 14A filed on April 3, 2013, including the additional proposed changes to the amended and restated articles of incorporation set forth on Appendix A. Please revise your disclosure concerning the company's proposal to note that it includes additional "administrative" revisions that are unrelated to board declassification.

Solicitation of Proxies, page 15

5.   Refer to the following sentence on page 15: "Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of shareholders will not exceed $25,000." Please also state the total expenditures to date. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

Additional Participant Information, page 15

6.   Refer to the paragraph on page 16 beginning, "Except as set forth in this Proxy Statement (including the Schedules hereto)…." Please revise this paragraph to provide specific cross references to the disclosures to which you refer, or otherwise clarify your disclosure.

Form of Proxy Card

7.   Refer to the following sentence on the form of proxy card: "This proxy is solicited on behalf of GAMCO Asset Management Inc." Please revise to identify the other participants, including any additional participants you add in response to comment 1 above. See Rule 14a-4(a)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions